As filed with the Securities and Exchange Commission on December 31, 2000

Registration No. 333-80995

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2000

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to

Commission File Number: 1-4694

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donnelley Deferred Compensation and Voluntary Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley & Sons Company
77 West Wacker Drive
Chicago, Illinois 60601-1629

Item 1. See Item 4.

Item 2. See Item 4.

Item 3. See Item 4.

Item 4. Financial Statements and Exhibits
(a)	Financial Statements

The Donnelley Deferred Compensation and Voluntary Savings Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

(b)	Exhibit
Consent of Independent Public Accountants—Washington, Pittman & McKeever, LLC.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

R.R. DONNELLEY & SONS COMPANY

/s/ Jack McEnery
By:

Jack McEnery, Vice President—Employee Benefits

Date: June 28, 2001
Exhibit Index

Exhibit Number	Description	Paper (P) or Electronic (E)
(a)	Donnelley Deferred Compensation and Voluntary Savings Plan Financial Statements as of December 31, 2000 and 1999	E

(b)	Consent of Independent Public Accountants	E
Exhibit (a)

RR DONNELLEY & SONS COMPANY
DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 and 1999
Together With Independent Auditor’s Report

TABLE OF CONTENTS

Page Number
Independent Auditor’s Report	2

Basic Financial Statements
Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999	3
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	4
Notes to Financial Statements	5–9

Supplemental Information*
Schedule H-Item 4i—Schedule of Assets Held for Investment Purposes as of December 31, 2000	10–11
Schedule H-Item 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2000	12

*
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditor’s Report

To the Plan Administrator of the
Donnelley Deferred Compensation and
Voluntary Savings Plan

          We have audited the accompanying statements of net assets available for benefits of the DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN as of December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

WASHINGTON , PITTMAN & MC KEEVER , LLC

Chicago, Illinois
June 22, 2001

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 and 1999

	2000	1999
ASSETS
INVESTMENTS, AT CURRENT VALUE:
R.R. Donnelley & Sons Company common stock	$ 45,310,935	$ 30,236,686
Other common stocks	—	87,412,221
Short-term and collective investment funds	243,536,625	311,071,512
Notes and bonds	—	33,104,354
Registered investment companies	195,718,554	63,449,387
Guaranteed investment contracts	222,332,874	198,622,411
Participant loans	14,227,196	12,663,646

Total investments	721,126,184	736,560,217

RECEIVABLES:
Accrued dividends and interest	$ 66,522	$ 661,490
Due from broker for securities sold	74,589,148	2,356,344
Participant contributions receivable	2,894,804	2,578,235
Employer contributions receivable	804,326	850,049
Other receivables	10,220	5,357

Total receivables	78,365,020	6,451,475

TOTAL ASSETS	799,491,204	743,011,692

LIABILITIES
Due to broker for securities purchased	$ 73,537,842	$ 2,715,105
Accrued administrative expenses and other liabilities	116,194	114,933

TOTAL LIABILITIES	73,654,036	2,830,038

NET ASSETS AVAILABLE FOR BENEFITS	$725,837,168	$740,181,654

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

	2000	1999
ADDITIONS:
Interest and dividends—
Interest and dividend income	$ 21,830,012	$ 17,009,771
Interest income on participant loan	1,091,915	899,560

Total interest and dividends	22,921,927	17,909,331

Net realized gain (loss)	(26,259,053)	22,575,004
Net unrealized appreciation (depreciation)	(18,714,053)	30,438,883

Net appreciation (depreciation)	(44,973,106)	53,013,887

Contributions—
Employer contributions	11,252,286	5,043,253
Participant contributions	68,679,539	61,862,083
Rollover contributions	4,166,140	6,130,423

Total contributions	84,097,965	73,035,759

Total additions	62,046,786	143,958,977

DEDUCTIONS:
Benefits paid to participants	75,878,669	54,908,486
Administrative expenses	392,846	457,947
Plan to plan transfers	119,757	—

Total deductions	76,391,272	55,366,433

NET INCREASE (DECREASE)	(14,344,486)	88,592,544
NET ASSETS, Beginning of year	740,181,654	651,589,110

NET ASSETS, END OF YEAR	$725,837,168	$740,181,654

The accompanying notes are an integral part of the financial statements.
DONNELLEY DEFERRED COMPENSATION AND
VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

NOTE 1—PLAN DESCRIPTION

          The following brief description of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantage basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”) and it is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

          Subject to certain limitations, members of the Plan may contribute up to 15% of pay on a before-tax basis, and up to 10% of pay on an after-tax basis. Effective July 1, 1999, the Company generally matches participant contributions 50 cents for every before-tax dollar, up to 3% of pay so that the maximum match is 1.5% of pay. The match is generally invested in the Donnelley Stock Fund. Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as contributions to the Plan, are not taxable to the participants until withdrawn.

Administration

          The Plan is administered by Institutional Trust Company (Institutional Trust) under the terms of the Plan. The trust fund is administered pursuant to the Donnelley Deferred Compensation and Voluntary Savings Plan Trust by Institutional Trust. The custodian is State Street Bank and Trust Company (State Street). Investment management fees and administrative fees are paid either by the Plan or the Company.

Membership

          As of March 1, 1994, employees became eligible to participate in the Plan on the first day of employment with the Company, upon completion of one hour of service.

Vesting

          Participants are 100% vested with respect to all contributions and earnings of the Plan.

Participant Loans

          The Plan was amended effective January 1, 1992 to establish a loan program. Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s accounts and bear interest at a rate equal to the rate being charged by the area banking business for similar secured loans. The interest rate for the loans during 2000 was 1% over the prime rate and ranged from a low of 9.50% to a high of 10.50%. Repayment is through payroll deductions for a maximum period of four years. Effective September 1, 1997, an administrative fee of $25 is paid by the participant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.
DONNELLEY DEFERRED COMPENSATION AND
VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2000

New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The effective date of SFAS No. 133, as amended, is for fiscal years beginning after June 15, 2000. As such, the Plan is not required to adopt SFAS No. 133 until January 1, 2001. The Plan’s utilization of derivative instruments for trading or non-trading purposes is minimal; as a result, the Plan’s management believes the adoption of this Statement will have no impact on the Plan’s financial statements.

Changes in Reporting of Investments

          The Plan has adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,” which was issued in September 1999. This statement simplifies disclosure requirements, eliminating previously required disclosures for participant-directed investment programs. As a result, the Plan has eliminated “by-fund” disclosures in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, which have been restated to conform to the current presentation.

Reclassification

          Certain accounts in the 1999 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2000 financial statements. These reclassifications have no effect on the net assets available for benefits at December 31, 1999.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

          The Plan’s investments are stated at fair value. Stocks, notes and bonds are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Payment of Benefits

          Benefits are recorded when paid.
DONNELLEY DEFERRED COMPENSATION AND
VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2000

NOTE 3—INVESTMENTS

          Participants’ contributions to the Plan are currently invested in a third-party administered trust fund. The third-party administered trust fund consists of the following funds:

Equity Fund—Invests in the Equity Portfolio which invests primarily in common stocks of companies included in the Standard & Poor’s 500 Stock Index.

Income Fund—Invests in the Income Portfolio which invests in a combination of investment contracts, money market securities and short- to medium-term bonds.

Balanced Fund—Invests in the Balanced Portfolio, which consists of stocks, and high-quality fixed income securities.

Aggressive Equity Fund—Invests in the Aggressive Equity Portfolio, which invests in stocks of companies considered to have strong growth potential over the next several years.

International Equity Fund—Invests in the International Equity Portfolio, which invests in equity securities of companies headquartered outside of the United States.

Lifestage Conservative Fund—Invests 55% in the Income Portfolio, 35% in the Balanced Portfolio and 10% in the Equity Portfolio.

Lifestage Moderate Fund—Invests 30% in the Income Portfolio, 35% in the Balanced Portfolio, 15% in the Equity Portfolio, 10% in the International Equity Portfolio and 10% in the Aggressive Equity Portfolio.

Lifestage Aggressive Fund—Invests 35% in the Balanced Portfolio, 25% in the Equity Portfolio, 20% in the International Equity Portfolio and 20% in the Aggressive Equity Portfolio.

The Donnelley Stock Fund—Invests primarily in the Company’s common stock.

          The current value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2000 and 1999, is as follows:

	2000	1999
R.R. Donnelley & Sons Company Common Stock	$ 45,310,935	$ —
Invesco Var. Invt. Funds Inc.	—	50,750,633
Invesco IRT 500 Index Fund	215,452,968	258,198,184
Invesco Small Co Growth Fund	72,231,554	—
Invesco Cor Balance Fund	109,828,337	—

          During 2000 and 1999, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated (depreciated) in value by $(44,973,106) and $53,013,887, respectively, as follows:

	2000	1999
R.R. Donnelley & Son Company Common Stock	$ 4,313,498	$(18,992,357)
Other Common Stocks	(2,687,926)	3,254,639
Short-term and Collective Investment Funds	(27,181,075)	64,577,434
Notes and Bonds	(406,643)	961,546
Registered Investment Companies	(19,010,960)	3,212,625

	$(44,973,106)	$53,013,887

NOTE 4—INVESTMENT CONTRACTS

          In 2000 and prior years, the Plan entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

          There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield and crediting interest rates for all such contracts was approximately 6.42% and 6.53% for 2000 and 1999, respectively. The crediting interest rate generally cannot be less than the contract rate.

NOTE 5—RECONCILIATION TO FORM 5500

          The following table reconciles the financial statements to the Form 5500 as filed by the Company:

	2000	1999
Net assets available for Plan benefits per the financial statements	$725,837,168	$740,181,654
Less: Participant withdrawals payable	—	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS PER THE FORM 5500	$725,837,168	$740,181,654

          The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2000 and 1999:

	2000	1999
Participant withdrawals per the financial statements	$75,878,669	$54,908,486
Add: Amounts allocated to withdrawing participants at December 31, 2000 and 1999, respectively	—	—
Less: Amounts allocated to withdrawing participants at December 31, 1999 and 1998, respectively	—	(468,549)

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$75,878,669	$54,439,937

          Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 6—TAX STATUS OF THE PLAN

          The Plan obtained its latest determination letter on September 7, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in accordance with applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7—DERIVATIVE FINANCIAL STATEMENTS

          The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes. The Plan owns shares in commingled international equity funds. The managers of these funds may, from time to time, use currency futures and forward contracts to manage the fund’s currency position.
DONNELLEY DEFERRED COMPENSATION AND
VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2000

           The Plan also invests in a commingled domestic equity fund. The manager of this fund has the authority to invest in Standard & Poor’s 500 futures to create exposure to equity securities as part of the fund’s cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.

NOTE 8—PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9—RELATED PARTY TRANSACTIONS

          Certain Plan investments available in the Plan are units in a collective trust fund managed by Institutional Trust. The Plan also invests in guaranteed investment contracts managed by State Street. Additionally, the Plan invests in the Company’s common stock.

          Institutional Trust administers the Plan, State Street is the custodian, and the Company is the sponsor. Therefore, these transactions are party-in-interest transactions. However, they are exempt from the prohibited transaction rules of ERISA.
DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

SCHEDULE H—ITEM 4i.—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2000

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

No. of Shares or Units	Description	Cost	Current Value

Company Stock

*1,678,183 shares	R.R. Donnelley & Sons Company Common Stock	$ 27,250,174	$ 45,310,935

Short-term and Collective Investment Funds

12,081,281 units	Money Market Funds— SSGA Money Market Fund	12,081,281	12,081,281

		12,081,281	12,081,281

522,612 units	Common/Collective Funds— Capital Guardian Intl. Equity Fund	17,451,827	16,002,376
*6,800,914 units	Invesco IRT 500 Index Fund	216,054,872	215,452,968

		233,506,699	231,455,344

	Total Short-term and Collective Investments	245,587,980	243,536,625

Registered Investment Company

996,983 units	Berger/Biam Worldwide Fd Intl Core Fd	14,031,451	13,658,663
*4,163,202 units	Invesco Small Co Growth Fund	72,231,554	72,231,554
*10,863,337 units	Invesco Cor Balance Fund	109,001,992	109,828,337

	Total Registered Investment Companies	195,264,997	195,718,554

Guaranteed Investment Contracts

6,505,910 units	G.E. Life & Annuity Asr., 6.74%	6,505,910	6,505,910
13,009,602 units	Norwest Bank, 6.06%	13,009,602	13,009,602
5,028,007 units	Jackson National Life, 5.070%	5,028,007	5,028,007
6,478,151 units	Metropolitan Life GIC, 6.84%	6,478,151	6,478,151
6,616,363 units	Allstate Life Ins., 5.75%	6,616,363	6,616,363
3,050,529 units	Allstate Life Ins., 7.09%	3,050,529	3,050,529
3,401,787 units	John Hancock Mutual, 6.60%	3,401,787	3,401,787
20,667,557 units	John Hancock Mutual, 7.14%	20,667,557	20,667,557
14,958,320 units	Metropolitan Life, 6.85%	14,958,320	14,958,320
9,763,726 units	Chase Manhattan GAM, 6.00%	9,763,726	9,763,726
14,724,374 units	Chase Manhattan Bank, 6.82%	14,724,374	14,724,374
15,325,772 units	Continental Assurance, 6.74%	15,325,772	15,325,772
*6,554,091 units	State Street Bk & Tr 1/1/99 C	6,554,091	6,554,091
326,604 units	Continental Assurance, 6.71%	326,604	326,604
33,728,247 units	Monumental Life GIC, 6.68%	33,728,247	33,728,247
1,706,620 units	Rabobank Nederland, 5.62%	1,706,620	1,706,620
*25,038,087 units	State Street Bk & Tr, 5.44%	25,038,087	25,038,087
35,449,127 units	UBS AG, 6.97%	35,449,127	35,449,127

	Total Guaranteed Investment Contracts	222,332,874	222,332,874

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

SCHEDULE H—ITEM 4i.—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2000—(Continued)

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

No. of Shares or Units	Description	Cost	Current Value

	PARTICIPANT LOANS
	(Interest rates range from 9.50%–10.50%)	14,227,196	14,227,196

	Total Assets Held For Investment Purposes	$704,663,221	$721,126,184

* A party-in-interest to the Plan

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

SCHEDULE H—ITEM 4j.—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

	Purchases	Sales
	Purchase Price	Cost of Assets	Selling Price	Net Gain
Aggressive Equity Fund	$173,973,815	$136,006,466	$136,118,690	$ 112,224
Balanced Fund	31,148,463	41,642,226	45,052,536	3,410,310
Donnelley Stock Fund	38,210,725	26,417,367	26,510,639	93,272
Equity Fund	144,339,148	148,939,529	164,221,244	15,281,715
Income Fund	86,341,619	81,406,857	82,291,360	884,503